Exhibit 99.1

SaverOne Joins the European Union’s Regulatory Committee on Driver Distraction

Petah Tikvah, Israel, March 20, 2023 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in transportation safety solutions, today announced that it has joined the European Union’s (EU) Regulatory Committee on Driver Distraction, as an observing member. This committee is responsible for setting EU regulations for vehicle manufacturers (OEMs) for in-vehicle technologies that help detect driver distractions and improve road safety.

The members of the EU Regulatory Committee on Driver Distraction include organizations such as the European Automobile Manufacturers Association (ACEA), the Automobile Suppliers Association (CLEPA), the European Transport Safety Council (ETSC) and similar industry organizations. SaverOne became an observer and permanent participant in the committee, along with leading vehicle manufacturers which include Volvo Cars and Stellantis, a corporation that unites Fiat, Peugeot, Citroen, Jeep and twelve other brands.

SaverOne will have the opportunity to contribute its strong expertise and insights to help shape the future of in-vehicle technology, to reduce driver distractions and better protect vulnerable road users. SaverOne will participate in discussions, provide feedback, and help craft regulations that promote safer driving habits and promote technologies to reduce accidents on the road.

The EU Regulatory Committee on Driver Distraction aims to promote regulations that oblige OEMs that launch new vehicle models in the EU starting from July 2024 to integrate solutions into the vehicle systems that will tackle driver distraction. From July 2026, the integration of driver distraction systems will become a requirement for all new vehicles sold in the EU.

“We are thrilled to join the EU Regulatory Committee for Driver Distraction, this important industry regulatory committee focusing on driver and vulnerable road user safety,” commented Ori Gilboa, CEO of SaverOne. “It is truly an honor to have been selected to take an active role in such an important governmental committee and to have the opportunity to contribute our deep experience and expertise. One of the primary causes of accidents today is driver distraction due to mobile phone use while driving, and controlling this is a crucial step for improving road safety. We have already taken the lead on this effort via our SaverOne Solution, which is today being implemented in thousands of vehicles in Israel, and we hope soon to expand internationally, which we believe has already helped save lives. We believe that way forward is the broad implementation by vehicle manufacturers of international regulation, and we applaud the efforts of the EU in advancing regulation to tackle driver distraction.”

Added Mr. Gilboa, “We believe that this regulation in Europe will increase the awareness and ultimately the demand for our technology.”

About the SaverOne System

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (navigation as an example), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

To learn more about the company at https://saver.one/

For the corporate video, please visit: https://saver.one/media/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding the completion of the private placement, and the satisfaction of customary closing conditions related to the private placement, and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID-19 pandemic, and resulting government actions on us; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final prospectus on Form 424b4 filed with the Securities and Exchange Commission on June 6, 2022. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il